Canadian Zinc Corporation

Management’s Discussion and Analysis

For the three month period ended March 31, 2011

As of June 9, 2011

TABLE OF CONTENTS

INTRODUCTION [3]
ADDITIONAL INFORMATION [3]
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS [4]
CAUTIONARY NOTE TO U.S. INVESTORS [5]
OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK [5]
REVIEW OF FINANCIAL RESULTS [13]
SUMMARY OF QUARTERLY RESULTS (UNAUDITED) [15]
LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES [16]
FINANCIAL INSTRUMENTS [17]
NORMAL COURSE ISSUER BID [18]
CRITICAL ACCOUNTING ESTIMATES [18]
INTERNATIONAL FINANCIAL REPORTING STANDARDS [21]
RISKS AND UNCERTAINTIES [24]
RISK MANAGEMENT [33]
OTHER INFORMATION [35]
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING [35]

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated June 9, 2011, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three months ended March 31, 2011. In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the three months ended March 31, 2011 and the audited financial statements, notes and MD&A for the year ended December 31, 2010.

The Company’s financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first financial statements prepared in accordance with IAS 34 and IFRS using accounting policies consistent with IFRS. The accounting policies have been selected to be consistent with IFRS as is expected to be effective on December 31, 2011, the Company’s first annual IFRS reporting date. These financial statements do not include all of the information required for full annual financial statements. Previously, the Company prepared its interim and annual financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations;
•	expectations around the process for obtaining operating permits;
•	the Company’s plans for further exploration at the Prairie Creek Mine;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCBB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its Prairie Creek Mine property (“Prairie Creek”). The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver. The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

IBA Signed with Nahanni Butte Dene Band

In January 2011 the Company signed The NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT which provides for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

The Agreement provides a framework such that training, employment and business contracts are made available to Nahanni to ensure maximization of benefits from opportunities arising from the Prairie Creek Project in a manner that will be to the mutual benefit of both parties.

Feasibility Study Commenced

In February 2011 the Company engaged SNC-Lavalin Inc., (“SNC”) of Vancouver to complete a Feasibility Study on the Prairie Creek Mine. With the Environmental Assessment Process nearing completion the major operational parameters are now being determined that will factor into the project implementation and this presents the opportunity to evaluate the capital costs and financial analysis through the completion of the Feasibility Study, in anticipation of construction financing. It is expected that the Feasibility Study will be completed before the end of 2011 and will enable CZN to make financing decisions on the Prairie Creek Project.

SNC is experienced in the design, development and delivery of mining, processing, tailings, infrastructure and transportation facilities and some SNC personnel have had involvement in the Prairie Creek Project since it was originally designed by Kilborn Engineering (subsequently acquired by SNC) and constructed in 1982. SNC also has comprehensive knowledge with respect to the unique challenges of designing and constructing mine projects in the Northwest Territories, having been recently involved in the development of Rio Tinto’s Diavik diamond mine (NWT) and Newmont’s Hope Bay Davis North gold project (Nunavut).

The general scope of the Feasibility Study will include the following:

•	Detailed Engineering and Design, including mining equipment, on-site and off-site infrastructure, transportation and logistics;
•	Construction Schedule and Execution plan;
•	Capital and Operating cost estimates.

A number of key aspects of the Study are well advanced and will be integrated into the Feasibility Study through the continued participation of subcontractors including; DRA Americas for Dense Media Separator plant design; Mine Paste Engineering for Paste Plant design; Golder & Associates for site facility design; and SGS Lakefield Research Ltd. for metallurgy and processing.

Prairie Creek – 2011 Exploration Programs

The 2010 diamond drill exploration program was designed to test for extensions of the inferred vein mineral resource to the north of the Prairie Creek Mine, where the host geology and structure are projected to continue at depth, approximately 1.5 kilometres north of the last drill hole within the currently defined mineral resource. To mid October 2010, 2,703 metres of drilling had been completed in three holes.

The 2010 deep drilling exploration program confirmed the presence of the host Whittaker geological formation at the projected horizon, about four kilometres north of the Prairie Creek Mine portal, but the potential vein target, projected to lie at a downhole depth of about 1,500 metres, remains untested. The nearest drill hole, PC-95-125 located approximately 1.5 kilometres to the south towards the Mine, drilled in 1995, returned multiple mineralized vein intersections 750 metres down the hole, including a 6.3 metre intercept grading 18.7% zinc, 8.5% lead and 239 grams per tonne silver.

North Extension Drilling, Casket Creek Area - Continuation of 2010 Program

In the 2011 exploration program the Company plans to extend drillhole PC-10-187, which was temporarily suspended at a downhole depth of 680 metres in October 2010 to test for extensions of the

Inferred Mineral Resource at Prairie Creek Mine, 1.5 kilometres to the south. Drilling of hole 187 commenced on June 1, 2011.

PC-10-186, the first hole completed in the 2010 program, intersected the target Whittaker Formation, which hosts the majority of the defined mineral resource at the Prairie Creek Mine at a downhole depth of approximately 1,557 metres. After establishing the exact location of the host stratigraphy at depth, the target vein structure was projected to occur farther west of the hole and PC-10-187 is intended to test this target.

By extending PC-10-187, it is anticipated that the drilling will intersect the Whittaker Formation and the targeted structural environment associated with the vein mineralization.

Further wedged holes are also planned from this same hole and drill set up.

 Prairie Creek Mine Area Drilling

Approximately 20 diamond drillholes are planned to explore for additional vein and stratabound mineralization in untested areas in the immediate vicinity of the Prairie Creek Mine. The targeted area includes drill sites immediately south of the minesite along existing roads. A number of drill pads will also be located in the Harrison Creek valley behind the existing mill complex to further test for southern extension of mineralization in the vicinity of the defined mineral resource.

The 2011 drilling program will continue until October.

Prairie Creek Mine – Environmental Assessment (“EA”) Overview

The proposed development and operation of the Prairie Creek Project is currently undergoing Environmental Assessment (“EA”) by the Mackenzie Valley Environmental Impact Review Board.

In March 2010, the Company submitted its Developer’s Assessment Report (“DAR”) for filing with the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”) and on May 20, submitted an Addendum to the DAR to the Review Board. In a subsequent letter, dated May 28, 2010, the Review Board determined the DAR to be in conformity with the Terms of Reference.

The DAR is a report compiled by the Company and its consultants which incorporates further detailed mine site studies relating to various aspects of the proposed operation and the potential impact on the environment in addition to the studies previously completed as part of the original Project Description Report. Particular emphasis and detail is placed on water quality impacts of the Mine on the Prairie Creek watershed. This includes mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed, and possible downstream impacts on water and aquatic ecosystems.

A total of 131 Information Requests from various government departments and regulatory agencies were received on July 23, 2010. The Company’s responses to the Information Requests were submitted to the Review Board on September 13, 2010. A series of Technical Meetings involving all interested parties were then held by the Review Board in the community of Dettah, near Yellowknife, over three days from October 6 to 8, 2010, at which detailed technical reviews and discussions were carried out.

A further 53 Information Requests were received from government departments and regulatory agencies by the end of October 2010. The Second Round Information Requests largely focus on water quality questions, including mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed.

To adequately address a number of the Information Requests relating to site water management new bulk rock and water samples were collected from underground at the Prairie Creek Mine in order to perform more locked-cycle flotation tests to produce representative mill process water. The mill process water was further analyzed and tested to aid in determining the optimum water treatment scheme for the proposed mining operations. Additional site studies relating to hydraulic engineering, water storage pond facility, groundwater and transportation were also completed. Following further detailed tests and laboratory studies and the Company submitted its responses to the Second Round of Information Requests to the Review Board on March 4, 2011.

Subsequent to the Second Round Information Request responses, a focused Technical Meeting, presided over by the Review Board, was held in Yellowknife on April 12, 2011 to discuss specific outstanding matters relating to the responses submitted and to facilitate further exchange of information amongst the regulators and Company. To address commitments made during this Technical Meeting CZN made further submittals to the Review Board up to May 24, 2011.

As required by the Review Board Work Plan and Schedule for this EA, and in accordance with the normal process for environmental assessments in the Northwest Territories, various government departments and agencies filed Technical Reports with the Review Board between June 3 and 8, 2011. These technical reports were prepared following such departments’ reviews of the Company’s Environmental Assessment Report, the Company’s responses to all the Information Requests and the additional data and other information provided by the Company at and following the Technical Meetings held in October 2010 and on April 12, 2011.

The purpose of these reports is to provide technical comments, advice and recommendations to the Review Board to assist the Review Board in its decision-making process.  Technical reports were filed by Environment Canada; Fisheries and Oceans Canada; Natural Resources Canada; Parks Canada; Transport Canada; Indian and Northern Affairs Canada (Renewable Resources and Environment Section, Yellowknife Regional Office); and the Department of Environment and Natural Resources of the Northwest Territories.

As expected, all of these Technical Reports make numerous recommendations, within their respective mandates, dealing with various aspects of the proposed mining operations at the Prairie Creek Mine, including water quality, waste management and discharge, wildlife management, transportation and safety, socio-economic impacts etc. The reports also review the Company’s various plans for management and mitigation of the identified environmental risks associated with the Project and the potential impact on the environment, with particular emphasis on potential water quality changes in the Prairie Creek watershed and possible downstream impacts on water and aquatic ecosystems.

The Company and its technical experts and consultants are now reviewing and assessing the various technical reports and recommendations and the Company will make its responding comments to the Review Board at upcoming public hearings.  The Company’s responses will address the remaining questions and any concerns raised in the technical reports and indicate its agreement or disagreement with each of the various recommendations, for final determination to be made by the Review Board.

The next stage in the Environmental Assessment process will be Community and Public Hearings which are scheduled to be held in Nahanni Butte and Fort Simpson, NWT, on June 22 to June 24, 2011.

The Review Board will then consider all of the reports and information submitted by the Company, government agencies and others, and presentations at the public Hearings, and is expected to issue its Decision and Report some time thereafter.

All proceedings, transcripts, technical reports and detailed information on the ongoing Environmental Assessment (EA0809-002) of Canadian Zinc’s Prairie Creek Mine are available on the website registry of the Review Board at http://www.reviewboard.ca/registry/.

After the Review Board decision the Report of EA is forwarded to the Federal Minister of Indian and Northern Affairs Canada for further review. It is uncertain how long the review by the Minister may take. If accepted by the Minister the application is returned to the Review Board with recommendations to refer it back to the Mackenzie Valley Land and Water Board (“MVLWB”) to proceed to the permitting phase.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued. These permits will likely include conditions recommended as a result of the EA.

Since 2001 the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property from the MVLWB, including two Type “B” Water Licences, four Land Use permits for exploration activities and underground development and a winter road permit. Various aspects of the Prairie Creek Project have been the subject of five previous EAs carried out by MVEIRB, all of which resulted in recommendations that the relevant project be allowed to proceed.

During the first quarter the Company’s Land Use Permit MV2004C0030 for exploration issued by the MVLWB was extended or a further two year period to May 10, 2013.

Although the Company has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities, the Company has, to date, successfully carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements and in compliance with all permits and licences.

Outlook

Canadian Zinc’s primary focus during 2011 will be on completing the Environmental Assessment process for the operating permits for the Prairie Creek Mine. It is expected that the EA process will be completed during 2011. The deep drill exploration program at Prairie Creek will continue in 2011 and in addition further drilling of up to 20 holes is planned in the immediate vicinity of the Prairie Creek mine site.

SNC Lavalin has been engaged to complete a Feasibility Study on the Prairie Creek Mine. It is expected that the Feasibility Study will be completed before the end of 2011 and will allow CZN to base financing decisions thereon.

Investment in Vatukoula Gold Mines Plc

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 15% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The shares of VGM were acquired for investment purposes. Depending on the performance of the Vatukoula mine, which may affect the share price, and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

Cautionary note: The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly filed documents.

For further information on VGM refer to the company’s website: www.vgmplc.com.

The Vatukoula Gold Mine (formerly the Emperor Gold Mine) in Fiji has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22.5 million tonnes of ore. Production at the mine was suspended by the previous owners in 2006. VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.

 VGM has reported, in an updated Mineral Reserves and Mineral Resources Report (prepared in accordance with National Instrument 43-101 by Mr. John Tyrell and Mr. David Lee, who are Qualified Persons and full-time employees of AMC Consultants Pty Ltd.) that, as at August 31, 2010, the Vatukoula Gold Mine had:

•	A combined Proven and Probable Reserve estimate of 3.4 million tonnes of ore grading 7.6 grams of gold per tonne for contained gold of 830,000 ounces;
•	An underground combined Measured and Indicated Mineral Resource of 6.6 million tonnes grading 10.8 grams of gold per tonne for contained gold of 2.3 million ounces; and
•	An Inferred Mineral Resource of 4.2 million tonnes grading 9.9 grams of gold per tonne for contained gold of 1.34 million ounces.

VGM Second Quarter – Three and Six months ended February 28, 2011

Operational Highlights

Production:
•	Gold produced increased to 29,743 ounces (Six Months , February 28, 2010: 24,092 ounces)
•	Ore mined and processed increased to 238,126 tonnes (2010: 188,631 tonnes)
•	Average price of gold sold over the period increased to US$ 1,339 / ounce (2010: US$1,102 / ounce)
•	Average underground grade mined 5.97 grams per tonne (2010: 7.52 grams / tonne)
•	Average surface grade mined 1.52 grams per tonne (2010: 1.96 grams / tonne)
•	Continued underground development programme achieved 11,354 metres (2010: 3,500).
•	Planned change in mining method to reduce dilution and increase mining rates

Exploration:
•	Total of 66 holes drilled for a total of 9,924 metres to end of March 2011
•	Surface Oxides: 60 holes drilled with best intersections at 17.55m at 5.14g/t and 5m at 12.09g/t
•	Mine envelope: intersected both down dip and strike extensions of known ore bodies with best intersections at 1.30m at 23.19g/t and 0.77m at 9.61g/t

VGM’s continuing efforts to increase production at the mine resulted in higher gold production, increased gross profits and net cash generated from operating activities of £2.2 million. Given the continued accelerated Underground Development Programme and the phased introduction of a new mining method, VGM expects production for its financial year ending August 31, 2011 to be approximately 55,000 ounces and anticipates reaching its targeted production rate of 100,000 ounces per annum by the second quarter of next financial year. Cash costs per ounce are expected to fall as production ramps up, providing further scope for growth.

Underground Production

During the six months ended February 28, 2011 the Vatukoula mine underwent a significantly increased level of development. 11,354 metres of development were completed, compared to 3,500 metres for the comparable period last year. Due to the flat dipping nature of the ore body, development is undertaken by way of strike drives which are 3.5m by 3.5m drifts along the plane of the ore body. The development material produced is treated as ore, but with a much diluted mined grade owing to the large dimensions of the development drive. As a result of this additional mineralised development tonnage the overall grade of gold mined was below the long term average.

As a result of the continued development programme, underground production in the first six months was lower as focus shifted to development to enhance production capacity going forward and place the mine on a sustained production basis. Underground production resulted in 154,000 tonnes of ore mined at a grade of 5.97 grams gold per tonne.

Surface Oxide Production

Production from the surface oxide process delivered 82,825 tonnes at a grade of 1.52 grams gold per tonne. The original low grade waste dumps have been depleted, the oxide circuit production has been supplemented with some oxide material mined at surface.
	6 months	6 months
VGM Production Statistics	28-Feb-11	28-Feb-10
Underground ore processed	154,000	101,636
Average underground ore head grade (g/t Au)	5.97	7.52
Surface ore processed	82,825	87,372
Average surface ore head grade (g/t Au)	1.52	1.96
Process recovery rate (%)	83.39%	83.6%
Gold Recovered (oz)	27,969	25,096
Gold Produced (oz)	29,743	24,092

Cash costs
Cash cost per ounce produced (US$/oz)	1,146	857
Cash cost per tonne mined and processed (US$/tonne)	143	109

VGM Financial Results

VGM’s turnover for the six month period ended February 28, 2011 was £25.2 million; compared to a turnover of £16.5 million for the six month period ended February 28, 2010. This increase is predominantly attributable to the increase in average gold price received during the six months (US$1,339) and the increase in gold production. VGM’s gross profit increased to £5 million up from £4.5 million in the previous period ended February 28, 2010. This increase is due to the increase in gold production and gold price. The cost of sales increased to £20.2 million; compared to £12 million for the period ended February 28, 2010. This is a result of both a 26% increase in the tonnage mined and processed and an increase in the unit costs from US$109 to US$143 per tonne mined and processed. VGM’s net profit for the six month period ended February 28, 2011 was £1.363 million; compared to net profit of £0.989 million for the six month period ended February 28, 2010.

VGM Exploration

A three pronged exploration programme has been initiated at Vatukoula to delineate surface oxides providing potential to expand production capacity; to further define the Matanagata and other ore bodies to guide ongoing underground mining operations and provide mid and long term underground potential; and to explore the potential on the Prospecting Lease targets. Sixty six holes had been drilled for a total of 9,924 metres up to the end of March 2011.

The results of the surface oxide exploration programme, along with the historical drill information is currently being interpreted with the intention of producing an initial 43-101 compliant resource. Highlights from the results of the 60 holes include a mineralised intersection of 17.55 metres grading at 5.14 grams of gold / tonne and a mineralised intersection of 5 metres grading at 12.09 grams of gold per tonne.

The results from the mine envelope exploration have intersected both down dip and strike extensions of known ore bodies The most significant intersections from the mine envelope exploration programme include a mineralised intersection of 23.19 grams of gold per tonne over 1.30 metres and 9.61 grams of gold per tonnes over 0.77 metres. VGM remains committed to its exploration programme, which to date has been successful in identifying near surface mineralised deposits and both down dip and along strike extensions of two of the current ore bodies.

VGM envisages that the mine envelope exploration will continue for at least a year with the majority if the drilling focusing on defining the Matanagata ore bodies.

VGMOutlook

Daily tonnes mined and milled continued to increase in the third quarter post February 28, 2011. Although underground development was increased over the first six months of the year, it still remains behind the targeted rate. However as a result of the lower than expected development rates, 47% of the ore delivered to the mill continues to be ore from development which has had the effect of reducing the average head grade. VGM anticipates a lower than forecast production in the third and fourth quarters and is now targeting gold production of 55,000 ounces for the financial year ended 31 August 2011. On May 31, 2011, VGM announced a placement of 4,800,000 ordinary shares at a price of £1.25 per share to raise gross proceeds of £6 million to fund development of the 18 level decline at the Philip shaft and the biomass power project.

Canadian Zinc recorded a loss on its investment in Vatukoula Gold Mines during the three months ended March 31, 2011 due to a decline in the share price of VGM on the London Stock Exchange. At March 31, 2011, the Company’s investment in VGM had a market value of $26.520 million and represents the Company’s largest balance sheet item. The outlook for this investment is dependent on the ongoing performance of VGM. The market value of the Company’s investment in VGM at June 7, 2011, was $22,559,000.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited financial statements of the Company for the three months ended March 31, 2011 and other public disclosure documents of the Company.

For the three months ended March 31, 2011, the Company reported a net loss and comprehensive loss of $14,244,000 compared to net income and comprehensive income of $7,244,000 for the three months ended March 31, 2010. The decrease in net income in comparative periods was primarily attributable to the gains and losses on the Company’s marketable securities, principally its shares in Vatukoula Gold Mines plc, and by higher exploration and evaluation expenses.

Exploration and Evaluation Costs

For the three months ended March 31, 2011, the Company expensed $760,000 million on its exploration and evaluation programs at Prairie Creek compared to $476,000 for the three months ended March 31, 2010. Excluding depreciation charges relating to the mining plant and equipment of $25,000 in the three months ended March 31, 2011 (March 31, 2010 - $31,000), the exploration and evaluation expenditures for Prairie Creek amounted to $735,000 in the first quarter of 2011 compared to $445,000 in the first quarter of 2010. Details of the exploration and evaluation costs are shown in Note 12 to the condensed interim financial statements for the three months ended March 31, 2011.

The overall increase in expenditures during the three months ended March 31, 2011 at the Prairie Creek Mine Site relates primarily to the Company’s initiation of a feasibility study for Prairie Creek amounting to $323,000 (March 31, 2010 - $nil). The Company also incurred $336,000 (March 31, 2010 - $363,000) related to permitting and environmental matters, which included costs related to studies required for the Company’s Environmental Application currently being prepared and as part of the permitting process for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada, among others.

As described in this MD&A in the section above entitled “Overview, Review of Activities and Outlook,” the Company considers that it has made continued progress in this area. However, the process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue. The Company intends to continue to work through the process for obtaining operating permits in 2011 and expects that there will continue to be significant costs associated with the process. Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three months ended March 31, 2011 was $21,000 versus $10,000 for the comparative period. The increase is attributable to the overall increase in amounts available for investment during the three months ended March 31, 2011 versus the comparative period and the continued minimal rates of interest being paid for balances on account with financial institutions.

Administrative Expenses

Administrative expenses (excluding share-based compensation and depreciation) consisted of $636,000 for the three months ended March 31, 2011 versus $347,000 for the comparative period, primarily arising from increased corporate development activities.

Other Income (Expenses)

Share-based compensation: Share-based compensation totaled $64,000 for the three months ended March 31, 2011 versus $nil for the comparative period. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Gain/loss on marketable securities: The Company reported a loss on marketable securities of $12,880,000 for the three months ended March 31, 2011 versus a gain of $8,094,000 for the comparative period. These gains and losses arose as a result of the decrease or increase in quoted prices for the marketable securities in which the Company invested. No gains or losses arose due to sales of marketable securities during the comparative periods. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total gain recorded on marketable securities for the three months ended March 31, 2011 is based upon the market value of the shares at March 31, 2011.

Foreign Exchange: The Company incurred a foreign exchange loss of $20,000 for the three months ended March 31, 2011 versus $17,000 for the comparative period, of which $20,000 was unrealized as at March 31, 2011. The losses primarily arose as a result of the overall strengthening of the Canadian dollar compared to the U.S. dollar which impacted the carrying value of cash held by the Company in U.S. dollars.

Related Party Transactions

For the three months ended March 31, 2011, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 versus $6,000 for the comparative period. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At March 31, 2011, $4,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2010 - $2,000).

For the three months ended March 31, 2011, the Company expensed short-term employee benefits and share-based compensation expense with respect to officers and directors in the amounts of $153,000 and $56,000 respectively versus $146,000 and $nil respectively for the comparative period. Share-based compensation expense is a non-cash item representing the fair value of stock options previously granted.

Tax Deduction Recovery

During the three month period ended March 31, 2011 the Company renounced exploration and evaluation expenses deductible for Canadian income tax purposes of $5,000,000 in respect of the flow-through shares issued in 2010 (see Note 10). As at March 31, 2011, the Company possessed exploration and development costs eligible for renunciation of $2,052,000. Accordingly, the Company recognized a tax deduction recovery of $114,000 and reduced the liability to sell the tax deductions, initially recognized at $277,000, by the same amount.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(thousands of dollars except per share amounts)
Quarter ended	Investment Income	Net Income (Loss)	Net Income (Loss) per Common Share – basic and diluted
March 31, 2011	$ 21	$ (14,244)	$ (0.11)
December 31, 2010	12	7,531	0.06
September 30, 2010	12	8,355	0.07
June 30, 2010	14	(4,636)	(0.04)
March 31, 2010	10	7,244	0.06
December 31, 2009 (1)	14	(2,487)	(0.021)
September 30, 2009 (1)	16	(1,092)	(0.009)
June 30, 2009 (1)	82	3,265	0.027
(1) Prepared in accordance with Canadian GAAP.

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities and invested in marketable securities. In addition, the decline in the rate of return for such investments has remained significantly low following the global economic crisis.

The net income for three of the four quarters in fiscal 2010 largely represents the increase in the fair market value of the Company’s investment in Vatukoula Gold Mines plc. The net loss during the first quarter of 2011 and the second quarter of fiscal 2010 represents the decrease in the fair market value of the Company’s investment in Vatukoula Gold Mines plc.

The net loss for two of the three quarters in fiscal 2009 largely represents the decrease in the fair market value of the Company’s marketable securities. The net income during the second quarter of fiscal 2009 reflects the increase in fair value of the Company’s investment in Vatukoula Gold Mines plc.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At March 31, 2011, the Company had cash and cash equivalents of $2,239,000, short term investments of $3,922,000 and marketable securities of $26,520,000 (for a total of $32,681,000). The Company also had a positive working capital balance of $32,372,000. At December 31, 2010, the Company had cash and cash equivalents of $4,464,000, short term investments of $2,900,000, marketable securities of $39,400,000, and a positive working capital balance of $46,380,000.

The Company’s short term investments at March 31, 2011, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper. The Company’s accounts payable and accrued and other liabilities at March 31, 2011 were $553,000 compared to $519,000 as at December 31, 2010.

Cash inflows from financing activities totaled $101,000 for the three month period ended March 31, 2011 versus $nil for the comparative period, primarily arising from exercises of stock options and warrants.

On May 26, 2011 the Company entered into a revised engagement agreement with Northern Securities Inc. for the offering, on a private placement basis, of 6,250,000 Units at $0.80 per Unit, for gross proceeds of $5,000,000 with a “bought deal” commitment provided by Northern Financial Corporation, subject to certain conditions. Completion of the Offering is subject to certain conditions, including approval by the Toronto Stock Exchange and other regulatory agencies. The offering has not closed as of the date hereof.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process and summer work program for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated with the permitting process, and in particular, the possibility that external consultants’ time may be required. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

The Company is partially financed through the issuance of flow-through shares, requiring that the Company spend the proceeds for qualified mineral exploration expenses. Moreover, tax rules regarding flow-through investments set deadlines for carrying out the exploration work, subject to penalties if the conditions are not respected. The Company has until December 31, 2011 to incur qualified mineral exploration expenses before being subject to penalties and expects to incur $5.0 million before such time.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risks and Uncertainties” section in this MD&A. The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $80 – 100 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at March 31, 2011. CZN’s ability to realize these investments (and make a gain) is dependent on the performance of the Company’s shares that have been acquired, which is not certain. At June 7, 2011 the market value of CZN’s shareholding in Vatukoula Gold Mines was $22.56 million, compared to $26.52 million at March 31, 2011,

The following table reflects the Company’s aggregate financial commitments as of March 31, 2011:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	219	127	92	-	-
Decommissioning Liability (2)	2,445	-	-	-	2,445
Total	2,664	127	92	-	2,445

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

Share Data

At June 7, 2011, the Company has 130,824,112 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 7,290,000 and 341,273 common shares respectively.

FINANCIAL INSTRUMENTS

Financial Assets

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and restricted cash as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial Liabilities

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

NORMAL COURSE ISSUER BID

Effective June 1, 2010, the Company renewed its normal course issuer bid (the “Bid”) pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company. The Bid may be carried out from June 1, 2010 for a period of up to one year. Pursuant to TSX policies, daily purchases made by the Company under the Bid may not exceed 33,038 common shares, subject to certain prescribed exceptions. All common shares purchased pursuant to the Bid will be cancelled and returned to treasury.

During the three months ended March 31, 2011, the Company did not acquire any common shares under the Bid.

CRITICAL ACCOUNTING ESTIMATES

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Accounts that require significant estimates as the basis for determining the stated amounts include exploration and evaluation assets, property, plant and equipment, decommissioning liability and share-based compensation. Depreciation and depletion of exploration and evaluation assets and property, plant and equipment assets are dependent upon estimates of useful lives and resource estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of exploration and evaluation assets or property, plant and equipment is dependent upon estimates of fair value that take into account factors such as resources, economic and market conditions and the useful lives of assets. Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Share-based compensation expense is calculated using the Black-Scholes valuation model which requires significant judgment as to considerations such as stock option lives and stock volatility.

A summary of the Company’s significant accounting policies is included in Note 2 to the financial statements for the three months ended March 31, 2011. The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position:

Impairment of long-lived assets

The carrying value of property, plant and equipment was $1,250,000 (December 31, 2010 - $1,272,000) and for exploration and evaluation assets at March 31, 2011 was $4,459,000 (December 31, 2010 - $4,498,000).

The Company assesses at each date of the statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

At March 31, 2011, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Decommissioning liability (environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at March 31, 2011, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2,445,000 (December 31, 2010 - $2,445,000), mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1,629,000 (December 31, 2010 - $1,654,000) discounted at 3.7% per annum (December 31, 2010 – 3.48%). It is assumed the settlement of the obligations will occur through to 2021.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

Period of Grant	Three months ended March 31, 2011	Year ended December 31, 2010
Dividend Yield	0%	0%
Risk free interest rate	1.9%	2.2% to 2.4%
Expected life	2.6 to 3.5 years	2.5 to 3.5 years
Expected volatility (1)	79.4% to 85.1%	79.5% to 87.0%
Weighted average grant date fair value	0.38	0.23
Forfeiture rate	1%	1%

(1) Determined based on historical volatility of the Company.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to IFRS from GAAP

The Canadian Accounting Standards Board declared that International Financial Reporting Standards is to replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

In order to produce the required financial statements in accordance with IAS 34, the Company used accounting policies consistent with IFRS as issued by the IASB and interpretations of IFRIC.

 The condensed interim financial statements for the three months ended March 31, 2011 are the Company’s first condensed interim financial statements prepared in accordance with IAS 34 using accounting policies consistent with IFRS. The accounting policies have been selected to be consistent with IFRS as is expected to be effective on December 31, 2011, the Company’s first annual IFRS reporting date. These condensed interim financial statements do not include all of the information required for full annual financial statements. Previously, the Company prepared its interim and annual financial statements in accordance with Canadian GAAP.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out in the Company’s financial statements have been applied consistently to all periods presented. They also have been applied in the preparation of an opening IFRS statement of financial position as at January 1, 2010 (the “Transition Date”), as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”).

 IFRS Conversion

The Company’s IFRS conversion plan was comprehensive and addressed matters including changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion was understood and managed reasonably, the Company provided time for the CFO and Audit Committee Chairman to attend externally provided IFRS training sessions. In addition, the CEO, and certain other directors, currently sits on the Boards of companies that report under IFRS and possess knowledge of IFRS. Through training and the preparation of reconciliations of historical Canadian GAAP financial statements to IFRS, primarily in the form of “white papers”, which include an analysis and discussion on key differences between Canadian GAAP versus IFRS, and documentation of expected disclosures and optional exemptions, the Company believes that its accounting personnel have obtained a thorough understanding of IFRS for Canadian reporting purposes.

The Company has also reviewed its current internal and disclosure control processes and believes they will not need significant modification as a result of conversion to IFRS.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS does not change the actual cash flows of the Company, the adoption does result in changes to the reported financial position and comprehensive income or loss of the Company. In order to allow the users of the financial statements to better understand these changes, the Company has provided the reconciliations between Canadian GAAP and IFRS in Note 20 to the condensed interim financial statements. The adoption of IFRS has had no significant impact on the net cash flows of the Company although the changes made to the statements of financial position and comprehensive income or loss have resulted in reclassifications of various amounts on the statements of cash flows.

Initial Adoption of IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

The Company elected to take the following IFRS 1 optional exemptions:

(a)	IFRS 3, Business Combinations: Applied prospectively from the Transition Date;
(b)	IFRS 16, Property, Plant & Equipment and IFRS 23, Borrowing Costs: Borrowing costs related to qualifying assets not capitalized;
(c)	IAS 17, Leases: Any IFRIC 4 applicable arrangements not reassessed;
(d)	IFRIC 4, Determining whether an arrangement contains a lease: Determination of potential leases prospectively from the Transition Date;
(e)	IFRS 2, Share-Based Payments: Not applied retrospectively to fully vested equity settled grants;
(f)
IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities: Decommissioning liability included in the cost of the related asset and is not accounted for on a fully retrospective basis;

(g)	IAS 39, Financial Instruments: Recognition & Measurement: Financial instrument designated as FVTPL upon the Transition Date.

The following key areas of financial reporting are significantly affected by the adoption of IFRS:

Decommissioning liability: Consistent with IFRS, provisions for asset retirement obligations have been previously measured based on the estimated cost of rehabilitation, discounted to its net present value upon initial recognition. However, adjustments to the discount rate are not reflected in the provisions or the related assets under previous GAAP unless it relates to an upward revision in the future costs estimates. The Company has elected to apply the exemption from full retrospective application as allowed under IFRS 1 for the decommissioning liability included in the cost of exploration and evaluation assets. As such the Company has re-measured the decommissioning liability as at January 1, 2010 under IAS 37, Provisions, Contingent Liabilities and Contingent Assets and estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the historical discount rates. Consistent with IFRS, accretion expense is categorized as finance costs under other expenses on the statement of comprehensive income.

Flow-through shares: Current Canadian tax legislation permits mining entities to issue flow-through shares to investors. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the entity. Under Canadian GAAP, in accordance with EIC-146 , Flow-through Shares, a deferred tax liability is recognized on the date that the Company files renouncement documents with the Canadian tax authorities assuming there is reasonable assurance the expenditures will be made.

Consistent with IFRS, the issue of flow-through shares is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the statement of financial position to recognize the obligation to incur and renounce eligible resource exploration and evaluation expenditures. Accordingly, the Company adjusted the flow-through share issuance in fiscal 2010 and recorded a deferral of the sale of tax deductions.

Share-based Compensation: Under Canadian GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes option pricing model and recognized this expense over the vesting period of the options. IFRS 2, Share-based payments, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the definition of an employee is broader allowing the Company to group employees and others providing similar services together. Adjustments were calculated only for unvested options issued and outstanding after the Transition Date.

IFRS Standards Adopted

IFRS 1 (Amendment)	First-time Adoption of IFRS
IFRS 7 (Amendment)	Financial Instruments: Disclosure
IAS 1 (Amendment)	Presentation of Financial Statements
IAS 24 (Amendment)	Related Party Disclosures
IAS 34 (Amendment)	Interim Financial Reporting

IFRS Standards Issued but not yet Effective

IFRS 9	Financial Instruments
IFRS 7 (Amendment)	Financial Instruments : Disclosure
IAS 12 (Amendment)	Income Taxes
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 27 (Amendment)	Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates and Joint Ventures

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form dated March 16, 2011, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

The risks below, and as described in the Company’s Annual Information Form and other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to, or that are currently deemed to be immaterial, also may materially affect the Company’s business, financial condition and/or operating results.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A in the “Overview, Review of Activities and Outlook” section, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Vatukoula Gold Mines plc

As discussed in this MD&A, the Company has a significant interest in Vatukoula Gold Mines Plc, which operates the Vatukoula Gold Mine in Fiji. Operations in Fiji add increased risks to the Company’s business affairs. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to the Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek mine is encircled by the newly expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates – Decommissioning liability (environmental estimates)”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production from Canadian Zinc’s mining property is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008. The Project Description Report is not a Feasibility Study. The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report. The resource estimation in the Technical Report does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attached to the proposed operation of aged equipment.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around waste disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral

Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from mineral resource estimates for many reasons including the following:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines Plc. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

RISK MANAGEMENT

As described in this MD&A in the section “Risks and Uncertainties,” Canadian Zinc’s activities and status as an exploration and evaluation company expose the Company to a variety of risks, many of which are beyond the direct control of the Company.

However, management has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). As of December 31, 2010, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $42,920,000 through March 31, 2011. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of March 31, 2011, there were 130,793,342 common shares outstanding. As of March 31, 2011, the Company had 7,310,000 share purchase options and 352,043 warrants outstanding allowing the holders to purchase 7,662,043 common shares. Directors and officers of the Company hold 5,800,000 of these share purchase options, contractors and employees of the Company hold 1,510,000 share purchase options and brokers hold 352,043 share purchase warrants. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Dividend Policy

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements.

As at June 7, 2011, the Company had the following securities issued and outstanding:

Common shares	130,824,112
Common share purchase options	7,631,273	exercisable between $0.23 - $0.94 per share

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

Based on current securities legislation in Canada and the United States, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010, and have concluded that such disclosure controls and procedures were operating effectively at that date.

There were no significant changes to the Company’s disclosure controls or procedures during the three months ended March 31, 2011.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is dealt with by management identified compensating controls such as Board or senior management review where appropriate. At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, as at December 31, 2010, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no material changes to internal controls since the year ended December 31, 2010.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the three months ended March 31, 2011.

-End-